Exhibit 2.2

(English Translation)

Equity Interest Transfer Agreement

Party A:	Sinary Bio-Technology Holdings Group, Inc.
Address:	State of Nevada, USA
Authorized Representative:	Weili Wang

Party B:	Yin Wang
Address:	No. 4, Yongyuan Road, Taiping District, Harbin

Party C:	Wei Wang
Address:	No. 91, Hongtu Road, Building 1, No. 1, Daowai District, Harbin

Based on the optimal manufacturing and management practices of Heilongjiang Weikang Bio-Technology Group Co., Ltd. (“Weikang”), and in consideration of Party B’s wealth of experience in production management and investment in advanced equipment, facilities and technology, all of which conform with Party A’s investment requirements, the parties enter into agreement after repeated negotiations as follows:

1.
The parties jointly agree that Party A shall acquire 100% of the equity interests of Weikang for the sum of RMB 57 million as follows: Party B agrees to transfer all of his interests in Weikang, equivalent to 95% of the registered capital (RMB 54.15 million), inclusive of all rights and obligations, to Party A for RMB 54.15 million; and Party C agrees to transfer all of his interests in Weikang, equivalent to 5% of the registered capital (RMB 2.85 million), inclusive of all rights and obligations, to Party A for RMB 2.85 million.

2.
Term of Payment: the purchase price are payable within 3 months from the issuance date of the Foreign Invested Enterprise Business License, which may be extended for up to an additional nine months subject to government approval.

3.	Method of Payment: Cash Money in United States Dollars.

4.	Party A shall have the rights and obligations as required and set forth in the bylaws for a foreign investment enterprise.

5.	The parties shall pay applicable state mandated taxes.

6.	The newly established foreign investment enterprise after the transfer of the registered capital shall succeed all of the debts and liabilities of the original company.

7.	Any legal issue or dispute shall be resolved by China International Economic and Trade Arbitration Commission.

8.	This agreement shall be in four copies, with one copy to each of Party A, B and C, and one copy to the economic cooperation agency validating the transaction.

9.	This agreement shall take effect upon signing by each of Party A, B and C.

10.	This agreement is entered into as of October 25, 2007, at the Economic and Technology Development Zone in the City of Shuangcheng.

Party A: /s/ Weili Wang

Party B: /s/ Yin Wang

Party C: /s/ Wei Wang

October 25, 2007